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SECURIT' [barcode] SSION

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ANNUAL AU... ...RT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52606

MAR 2 8 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.V.P. Financial LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Windmill Lane
(No. and Street)

Southampton (City) New York (State) 11969 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Mirras
(Name - if *individual, state last, first, middle name)*

360 Montauk Highway (Address) Wainscott (city) New York (State) 11975 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/12

OATH OR AFFIRMATION

I, Brian Villante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.V.P. Financial LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.V.P. FINANCIAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001 AND FOR THE YEAR THEN ENDED

MICHAEL J. MIRRAS, CPA

M.V.P. FINANCIAL LLC
TABLE OF CONTENTS
DECEMBER 31, 2001

MICHAEL J. MIRRAS
Certified Public Accountant
P.O. Box 504 - 360 Montauk Hwy.
Wainscott, NY 11975
Phone (631) 725-7798 Fax (631) 725-8262

To the Members of
M.V.P. Financial, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of revenue and expenses, changes in members capital, and cash flows present fairly, in all material respects, the financial position of M.V.P. Financial, LLC as of December 31, 2001, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2002

M.V.P. Financial, LLC
Statement of Financial Condition
For the year ended December 31, 2001

Assets

Due from Broker	20,929	
Marketable Securities at market value	636,157	
Due from affiliates	20,667	
Prepaid Expense	2,654	
Deposits	2,000	
Equipment (net of accumulated depreciation)	8,760	
Total Assets		$ 691,167

Liabilities and Members Capital

Liabilities		
Accounts Payable	$ 7,137	
Loan Payable	268,500	
Total Liabilities		$ 275,637
Members Capital		
Members Capital	415,530	
Total Liabilities and Members Capital		$ 691,167

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Statement of Revenues and Expenses
For the Year Ended December 31, 2001

Commission Revenues		$ 65,9
Costs and Expenses		
Depreciation	3,844	
Education and Seminars	2,423	
Entertainment	864	
Insurance	7,999	
Interest	1,662	
Licenses and Fees	7,577	
Market Data	13,592	
Office	9,378	
Other Expenses	3,648	
Professional Fees	40,682	
Rent	53,251	
Salaries and related expenses	116,382	
Telephone	9,030	
Travel	616	
Utilities	971	
Total Costs and Expenses		271,919
Net Loss for the Period		$ (206,011)

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Statement of changes in Members Capital
For the Year ended
December 31, 2001

Balance as of January 1, 2001	$ 621,541
Net Loss	(206,011)
Balance as of December 31, 2001	$ 415,530

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Statement of Cash Flows
For the Year ended
December 31, 2001

Cash flows from operating activities:		
Net Loss	$	(206,011)
Adjustments to reconcile net income to net cash Used in operating activities:		
Depreciation		3,844
(Increase) decrease in operating assets:		
Due from clearing broker		(20,929)
Due from affiliate		(20,667)
Other assets		(4,654)
Cash used in Operating Activities		248,417
(Decrease) increase in operating liabilities:		
Accounts Payable and other liabilities		275,637
Due to members		(14,616)
Net cash used in operating activities		12,604
Cash flows from financing activities:		
Leasehold improvements, furniture and equipment		(12,604)
Net decrease in cash		0
Cash at beginning of year		0
Cash at end of year		0

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Computation of Net Capital and A.I.
Of the Securities and Exchange Commission
As of December 31, 2001 Schedule I

	Net Capital Computation
Members Capital	$ 415,530
Deductions and/or charges:	
Nonallowable assets	
Leasehold improvements, furniture and equipment	8,760
Due from an affiliate	20,667
Deposits	2,000
Other assets	2,654
Haircuts on money funds	24,384
Net Capital	357,065
Minimum Capital Requirement	34,454
Excess net capital	$ 322,611

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited December 31, 2001 FOCUS report.

The Accompanying notes are an integral part of these Financial Statements

Computation for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2001 Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(ii) of that rule.

The Accompanying notes are an integral part of these Financial Statements

M.V.P. Financial, LLC
Notes to Financial Statement
December 31, 2001

1. Organization and Business

M.V.P. Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc.

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities or futures accounts for these customers or perform custodian functions relating to the securities.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue recognition
All commission revenues and expenses are recorded on a trade date basis.

Fixed Assets
Furniture and equipment is depreciated on a straight-line basis and is calculated using the appropriate useful life.

Fair value of financial instruments
At December 31, 2001, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

3. Taxes

M.V.P. Financial, LLC is treated as a limited partnership for tax purposes.

4. Net Capital Requirement

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. December 31, 2001, the Company had net capital of $ 357,065, which was $322,611 in excess of its required net capital of $34,454. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .77 to 1.